J.M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwlkr85@gmail.com

303-482-2731 facsimile

July 20, 2012

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Chambre Malone

Re:

Restoration Industries, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed June 10, 2012

Filing No. 333-179522

Dear Ms. Malone:

In response to your letter dated July 19, 2012 that included comments regarding our registration statement, we have prepared the following replies:

Management’s Discussion and Analysis, page 18

1.

Please revise your liquidity and results of operations sections on pages 19 and 20, so that the amounts discussed there and the related changes correspond to the amounts shown in your financial statements.

The disclosure has been revised to appropriately discuss the financial information.

Directors, Executive Officers, Promoters and Control Persons, page 23

2.

Please tell us why Lorrie Geer is listed as Chief Financial Officer on page 23 and Thomas Geer is listed as Chief Financial Officer under each of his signatures on page 62. Alternatively, please make the appropriate revisions to the filing.

The disclosure has been revised to appropriately list the positions held.

Financial Statements

General

3.

You restated your financial statements for the year ended December 31, 2011 in your Form S-1/A filed on July 10, 2012. Please label the impacted 2011 columns of your financial statements as restated. Please also include a prominent restatement footnote in your financial statements that describes the nature of each restatement, including full compliance with the disclosures required by ASC 250-10-50-7 through ASC 250-10-50-9.

The footnote for property and equipment has been corrected throughout the report.  Note 10 has been added for disclosure of the changes made to the 2011 financial statements.

Report of Independent Registered Public Accounting Firm, page 33

4.

Please make arrangements with your auditors to have them revise their report to refer to the various restatements that were made in your December 31, 2011 financial statements and reference the Note that discusses them in greater detail.

The report has been revised to refer to Note 10, which describes the changes to the 2011 financial statements.

Balance Sheets, page 34

5. We note your response to comment three from our letter dated July 5, 2012. As previously requested, please revise your total stockholder’s equity as of December 31, 2011 on page 52 to agree with your total stockholders’ equity as of pages 34 and 36.  Your current presentation shows $37,588 on page 52 and $58,547 on pages 34 and 35.  In addition, please ensure that the components of total stockholders’ equity on page 52 also agree with the components of total stockholders’ equity on pages 34 and 36.

The disclosure has been revised appropriately.

Statements of Operations, page 35

6.

Please revise your captions for unusual operating income (expense) items and total unusual operating income (expense) to remove the word “unusual” as they do not appear to meet the criteria in ASC 225-20-45-2(a).

This caption has been changed from unusual operating income (expense) to “Other Operating Income (Expense)”.

7. We note your response to comment nine from our letter dated July 5, 2012. Please revise your statements of operations to include the gain from the forgiveness of debt below operating income (loss) on your statements of operations. You may consider including your gain from forgiveness of debt in your other income (expense) line item. Please revise or advise.

The gain from the forgiveness of debt has been reclassified and is now included in the caption “Other Income (Expense)”.

Statements of Cash Flows, page 37

8.

The actual sum of the adjustments does not agree to the amount presented in the total adjustments line item in the operating activities section for 2011. In addition, the actual sum of the adjustments and net income (loss) when added together do not add up to the amount presented in the cash provided (used) by operating activities line item for 2011 either. Please make the appropriate corrections.

The statement of cash flows has been revised to reflect the changes affecting the adjustments.  The biggest change to the statement of cash flows was the inclusion of the amount for deferred income taxes which had been omitted from the statement but included in the total adjustments.

1. Summary of Significant Accounting Policies, page 38

Property and Equipment, page 38

9. We note your response to comment six from our letter dated July 5, 2012. As previously requested, please revise your property and equipment footnote for the year ended December 31, 2011 on page 38 so that it is consistent with your property and equipment footnote on page 47. Please also revise your property and equipment footnote for the year ended December 31, 2011 on page 38 so that it is consistent with your property and equipment footnote on page 56.

The property and equipment footnote has been revised and now has the same presentation throughout the notes.

Earnings (Loss) Per Share, page 43

10. Please revise your earnings (loss) per share footnote for fiscal 2011 to agree with your earnings (loss) per share on your statements of operations on page 35.

The earnings (loss) per share footnote has been revised to include the proper net loss for the year ended December 31, 2011.

4. Other Operating Income, page 43

11. Please revise your other operating income footnote for fiscal 2011 to agree with your other operating income on your statements of operations on page 35.

The footnote for other operating income has been corrected and agrees with the amount reported on the statement of operations.

12. We note your response to comment seven from our letter dated July 5, 2012. Your disclosure on page 44 still indicates that the income for forgiveness of debt was $110,850 in 2011. As previously requested, please revise your disclosure to indicate the amount of debt forgiven due to suppliers going out of business and due to Tom Geer assuming the debt personally. Please revise your disclosure to clearly explain what happened, including Tom Geer’s involvement in personally paying for amounts owed by the company to contractors and/or forgiving any amounts owed to him by the company. Please also disclose how you accounted for the forgiveness of debt due to Tom Geer assuming the debt personally. The disclosures related to the forgiveness of debt should also be moved to a different footnote from those related to the gain on sale of Kodiak Restoration, since the forgiveness of debt will no longer be included in operating income (loss) after you address our related comment above under the Statements of Operations caption.

This disclosure has been revised to reflect the actual amount of forgiveness of debt income arising from those vendors who are no longer in business.  The disclosure has also been removed from note 4 which describes other operating income to note 5 which provides the detail of other income (expense).

Interim Financial Statements - March 31, 2012

Balance Sheets, page 52

13. It appears that some of the restatements you made to your December 31, 2011 balance sheet would also have an impact your March 31, 2012 balance sheet. For example, please tell us how you determined that a zero balance for additional paid in capital was appropriate at March 31, 2012 and supplementally reconcile it to the $92,000 balance you had at December 31, 2011. In addition, please reconcile from December 31, 2011 to March 31, 2012 the changes in your retained earnings (deficit) and deferred tax asset balances as the changes in these balances do not appear to coincide with the activity on your statement of operations during the same period. If you restate your March 31, 2012 financial statements, please ensure that the applicable columns are labeled as restated and you discuss the restatement in a footnote as required by ASC 250-10-50-7 and ASC 250- 10-50-9.  Also, since net tangible book value per common share and total shareholders’ equity presented under the dilution caption on page 17 are based on your March 31, 2012 balance sheet, please revise the dilution section, as necessary, once you correct any errors identified in your March 31, 2012 balance sheet.

The columns of the financial statements for the three months ended March 31, 2012 have been revised to include “restated” on those columns affected.  A note has been added, Note 8, to describe the changes affecting the financial statements for the three months ended March 31, 2012.

(8) Subsequent Events, page 56

14. You disclosed that subsequent events were evaluated through July 10, 2012. Please also disclose whether July 10, 2012 was the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

This note has been renumbered to note 9 and has also been revised to indicate that July 10, 2012 is the date the financial statements were available to be issued.

Thank you for your time and consideration in this matter.  Please do not hesitate to contact us if you have any questions regarding the above.

Sincerely,

J.M. Walker & Associates

By:

/s/Zachary B. Walker

Zachary B. Walker

Attorney At Law